

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

<u>via U.S. mail and facsimile</u>

Jeffrey B. Swartz, Chief Executive Officer
The Timberland Company
200 Domain Drive
Stratham, New Hampshire

RE: The Timberland Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No.: 1-9548

Dear Mr. Swartz:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services